November 12, 2025

Via Edgar Transmission

Mr. David Gessert / Ms. Sandra Hunter Berkheimer

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Washington, D.C. 20549

Re:	Lion Group Holding Ltd. (the “Company”) Registration Statement on Form F-3 Filed August 22, 2025

File No. 333-289794

Dear Mr. Gessert/Ms. Berkheimer,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 9, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-3 (the “F-3”).

For the Staff’s convenience, each of the Staff’s comments have been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Please note that all references to page numbers in the responses are references to the page numbers in the revised F-3 (the “Revised F-3”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-3

General

1.	We note that you appear to be relying on General Instruction I.B.5 for Form F-3 eligibility. Please revise to include the information required by Instruction 7 to General Instruction I.B.5 of Form F-3. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.21 for guidance.

Response: In response to the Staff’s comment, the Company respectfully submits that it does not register any put securities under an equity line and registers the Class A ordinary shares in the form of American Depositary Shares to be issued upon conversion of a debenture dated June 23, 2025. The Company has reduced the amount of securities being registered under the Revised F-3 to one-third of its public float. The Company has amended disclosures on the cover page and on pages 15, 65, and 67 of the Revised F-3, and the amount of securities being registered has been reduced accordingly.

Prospectus Summary

Recent Development on our Cryptocurrency Strategy, page S-7

2.	Please expand your disclosure to describe your plan of operations for the next twelve months by describing the source of capital for your acquisition of Hyperliquid (HYPE), Solana (SOL) and Sui (SUI), including when you intend to purchase the tokens with the proceeds from the Purchase Agreement.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on pages 9, 10, and 54 of the Revised F-3 to provide details of the Company’s source of capital for its acquisition of HYPE, SOL, and SUI, the Company plan of operations for the next twelve months in relation to token purchases with the proceeds from the Purchase Agreement, as well as the related risk factor in connection with the Company’s token acquisition plan.

3.	Please revise to provide a materially complete description of your staking policy and your staking program, including disclosure regarding the percentage of HYPE, SOL and SUI, respectively, you stake or intend to stake. Please revise to describe whether you intend to generate income with your token holdings, and, if so, please describe your policies and procedures related to doing so.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on pages 11 and 54 of the Revised F-3 to provide details of the Company’s staking policy and program and its related risk factor.

The Company intends to generate income with our token holdings, and have revised relevant disclosures on page 12 of the Revised F-3 to provide details of the Company’s intent, policies and procedures regarding generating income with its token holdings.

4.	Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for HYPE, SOL and SUI, respectively, and when you monetize your HYPE, SOL and SUI, respectively. Disclose whether you have policies or will establish policies governing the percentage of your treasury holdings that will be HYPE, SOL and SUI, respectively. Also disclose the percentage of your treasury that is currently invested in HYPE, SOL and SUI, both cumulatively and on a per token basis. In addition, please disclose whether you intend to hedge your exposure to HYPE, SOL and SUI, and, if so, please describe your hedging strategy.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on pages 12, 13, and 14 of the Revised F-3 to provide details of the Company’s treasury management policies, that includes policies and procedures for: (i) exchanging cash for HYPE, SOL, and SUI, (ii) monetizing HYPE, SOL, and SUI, and (iii) governing percentages of treasury holdings in HYPE, SOL, and SUI (including percentage of the Company’s treasury that is currently invested in HYPE, SOL, and SUI on a cumulative and per token basis).

The Company intends to hedge its exposure to HYPE, SOL, and SUI, and revised the relevant disclosures on pages 14 and 54 of the Revised F-3 to provide details of its hedging strategy and the related risk factor.

5.	Please expand to describe the material terms of your agreement with BitGo Trust Company, Inc., including but not limited to the term and termination provisions, and file the agreement as an exhibit to your registration statement. If BitGo will provide custodial services for your HYPE, SOL and SUI holdings, please disclose whether your assets are held in segregated accounts, the identity of entities that have access to the custodied assets, whether any entity is responsible for verifying the existence of the HYPE, SOL and SUI custodied, and the insurance coverage of your token holdings. Additionally, disclose where your third-party custodian is chartered and how it is regulated.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on pages 8 and 9 of the Revised F-3 to provide details of the material terms of its agreement with BitGo (and other parties), and the charter and regulation of BitGo. The agreement with Bitgo (and other parties) has been filed as Exhibit 10.15 to the Revised F-3.

6.	Please revise to include a materially complete description of HYPE, SOL and SUI and the Hyperliquid, Solana and Sui blockchains. For example purposes only, for each crypto asset, provide a description of its lifecycle, its use case, including its respective purpose, use and/or functions, its market cap, its circulating supply, its maximum supply, if any, its average trading volume, its launch date and the launch date of the respective blockchain, and the governance of its respective blockchain.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on page 8 of the Revised F-3 to provide a materially complete description of HYPE, SOL, and SUI, along with details on the Hyperliquid, Solana, and Sui blockchains.

Risk Factors

Risks Related to Our Cryptocurrency Strategy and Holdings, page S-46

7.	Please revise your risk factor disclosure so that it is tailored to risks specific to HYPE, SOL and SUI, and their respective blockchains. In this regard, we note references throughout to risks related to bitcoin.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures under the heading “Risks Related to Our Cryptocurrency Strategy and Holdings” starting on page 53 of the Revised F-3 to provided tailored risk factors specific to HYPE, SOL, and SUI and their respective blockchains, and removing references to risks related to bitcoin where relevant.

HYPE, SOL, and SUI are highly volatile assets, and fluctuations in the price of HYPE, SOL, and SUI have in the past..., page S-48

8.	Please expand this risk factor to provide quantitative information that demonstrates the volatility of HYPE, SOL and SUI.

Response: In response to the Staff’s comment, the Company revised the relevant disclosures on page 57 of the Revised F-3 to provide quantitative information demonstrating the volatility of HYPE, SOL and SUI.

Part II – Information Not Required in Prospectus Item 9. Exhibits, page II-2

9.	Please file an opinion of counsel as to the legality of the securities being registered. Refer to Item 601(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed Exhibit 5.1.

* * *

Please contact the undersigned at +1 310-728-5129 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129

Email: lvenick@loeb.com

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